Exhibit 99.2
Annex I
AEI
Consolidated Balance Sheets
As of March 31, 2009 and December 31, 2008
(Unaudited)
(millions of dollars (U.S.), except share and par value data)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$686	$736
Restricted cash	51	83
Accounts and notes receivable
Trade (net of allowance of $69 and $46, respectively)	902	863
Unconsolidated affiliates	13	11
Inventories	239	239
Prepaids and other current assets	305	384

Total current assets	2,196	2,316
Property, plant and equipment, net	3,519	3,524
Investments in and notes receivable from unconsolidated affiliates	961	907
Goodwill	564	614
Intangibles, net	368	393
Other assets	1,117	1,199

Total assets	$8,725	$8,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable
Trade	$540	$572
Unconsolidated affiliates	32	30
Current portion of long-term debt, including related party	429	547
Accrued and other liabilities	591	594

Total current liabilities	1,592	1,743
Long-term debt, including related party	3,226	3,415
Deferred income taxes	193	199
Other liabilities	1,356	1,331
Commitments and contingencies
Shareholders’ equity	2,358	2,265

Total liabilities and shareholders’ equity	$8,725	$8,953

Annex II
AEI
Consolidated Income Statements
For the three months ended March 31, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Revenues	$1,847	$2,170

Cost of sales	1,398	1,711

Gross margin	449	459

Operating expenses
Operations, maintenance and general and administrative expenses	177	228
Depreciation and amortization	60	52
Taxes other than income	11	11
(Gain) loss on disposition of assets	5	(68)

Total operating expenses	253	223

Equity income from unconsolidated affiliates	27	35

Operating income	223	271

Other income (expense):
Interest income	17	23
Interest expense	(79)	(92)
Foreign currency transaction gain (loss), net	(39)	30
Other income (expense), net	(6)	7

Total other income (expense)	(107)	(32)

Income before income taxes and minority interests	116	239
Provision for income taxes	76	78

Net income	40	161

Less: Net income (loss) — noncontrolling interest	(3)	106

Net income attributable to AEI	$43	$55

Basic earnings per share attributable to AEI	$0.19	$0.26
Diluted earnings per share attributable to AEI	$0.19	$0.26

Annex III
AEI
Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Cash flows from operating activities:
Net income	$40	$161
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amoritization	60	52
Increase in deferred revenue	31	51
Deferred income taxes	22	12
Equity earnings from unconsolidated affiliates	(27)	(35)
Distributions from unconsolidated affiliates	6	13
Foreign currency transaction (gain) loss, net	39	(30)
(Gain) loss on disposition of assets	5	(68)
Minority interests
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items	(151)	(44)

Net cash provided by operating activities	25	112

Cash flows from investing activities:
Proceeds from sale of investments	60	—
Capital expenditures	(74)	(66)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	—	(87)
Cash and cash equivalents acquired	—	71
Net decrease in restricted cash	29	34
Other	2	9

Net cash provided by (used in) investing activities	17	(39)

Cash flows from financing activities:
Issuance of long-term debt	56	95
Repayment of long-term debt	(35)	(47)
Decrease in short-term borrowings	(88)	(30)
Dividends paid to minority interests	(11)	(26)
Other	(4)	(4)

Net cash used in financing activities	(82)	(12)

Effect of exchange rate changes on cash	(10)	(2)

Increase (decrease) in cash and cash equivalents	(50)	59
Cash and cash equivalents, beginning of period	736	516

Cash and cash equivalents, end of period	$686	$575

Subsidiary Distributions to Parent	$110	$68

Annex IV
AEI
Adjusted Net Income
For the three months ended March 31, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Net income attributable to AEI	$43	$55
Excluding (a):
Foreign currency transaction (gain) loss, net	11	(7)
(Gain) loss on disposition of assets:
SIE / Gazel transaction	—	(18)

Adjusted net income	$54	$30

Adjusted earnings per share	$0.24	$0.14

(a)	Amounts shown are net of tax and minority interests.

Annex V
AEI
EBITDA and Adjusted EBITDA
For the three months ended March 31, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Net income attributable to AEI	$43	$55
Depreciation and amortization	60	52
Net income (loss) — noncontrolling interests	(3)	106
Provision for income taxes	76	78
Interest expense	79	92

EBITDA	255	383
Subtract:
Interest income	17	23
Foreign currency transaction gain (loss), net	(39)	30
Gain (loss) on disposition of assets	(5)	68
Other income (expense), net	(6)	7

Adjusted EBITDA	$288	$255

Annex VI
AEI
EBITDA and Adjusted EBITDA by segment
For the three months ended March 31, 2009
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
Net income (loss) attributable to AEI	$57	$16	$10	$10	$(6)	$(61)	$17	$43
Depreciation and amortization	29	11	4	6	8	2	—	60
Minority interests	2	(5)	5	12	(16)	—	(1)	(3)
Provision for income taxes	32	20	8	7	5	4	—	76
Interest expense	20	12	10	4	13	39	(19)	79

EBITDA	140	54	37	39	4	(16)	(3)	255
Subtract:
Interest income	10	3	1	1	1	1	—	17
Foreign currency transaction gain (loss), net	(2)	(1)	(4)	(1)	(32)	1	—	(39)
Gain (loss) on disposition of assets	(5)	—	—	—	—	—	—	(5)
Other income (expense), net	(1)	5	3	(5)	(7)	(1)	—	(6)

Adjusted EBITDA	$138	$47	$37	$44	$42	$(17)	(3)	$288

Annex VII
AEI
EBITDA and Adjusted EBITDA by segment
For the three months ended March 31, 2008
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
Net income (loss) attributable to AEI	$43	$9	$19	$8	$26	$(40)	$(10)	$55
Depreciation and amortization	35	6	5	4	1	1	—	52
Minority interests	3	(6)	11	8	100	(7)	(3)	106
Provision for income taxes	26	19	8	8	1	16	—	78
Interest expense	36	13	11	6	5	21	—	92

EBITDA	143	41	54	34	133	(9)	(13)	383
Subtract:
Interest income	14	5	2	—	1	1	—	23
Foreign currency transaction gain (loss), net	(1)	1	1	2	26	1	—	30
Gain (loss) on disposition of assets	(6)	—	—	—	74	—	—	68
Other income (expense), net	(3)	8	9	(1)	(5)	(1)	—	7

Adjusted EBITDA	$139	$27	$42	$33	$37	$(10)	$(13)	$255

Annex VIII
AEI
Net Debt
As of March 31, 2009 and December 31, 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Debt	$3,655	$3,962
Less: Cash	(686)	(736)
Restricted cash — current	(51)	(83)
Restricted cash — non-current	(51)	(49)

NET DEBT	$2,867	$3,094